July 3, 2013

Jay Ingram, Legal Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

Top to Bottom Pressure Washing, Inc.

Registration Statement on Form S-1

Filed June 21, 2013

File No. 333-185174

Prospectus Summary, page I-1

1.

We note your response to comment two in our June 18, 2013. If you are party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, you should provide a written description of the contract as an exhibit to the registration statement. For guidance you may wish to refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

We removed the language regarding any agreement with the officers and directors and have added the officers and directors as signatories to the Escrow Agreement (which requires every Shareholder obtain an attorney opinion letter to remove any restrictive legend prior to any sale of the shares).

 Exhibit 10.1

2.

The provision in Section 2.1 that “The identity of the Initial Stockholders shall be included on the stock certificates or other documents evidencing such securities” is inconsistent with the disclosure in the “Plan of Distribution” on page I-18 that “The identity of the purchaser of the securities shall be included on the stock certificates or other documents evidencing such securities.” Additionally, the provision is inconsistent with the requirements of paragraphs (b)(1)(ii) and (b)(3) of Rule 419 of Regulation C under the Securities Act that the escrow account is for the sole benefit of the purchasers of the securities being registered for resale under this registration statement. Please revise.

We amended the Agreement.

6371 Business Blvd., Suite 200, Sarasota, FL  34240 | M. 941.926.9700 P. 941.907.8481 F. 888.865.6949  Top2BottomPressureWashing@gmail.com

July 3, 2013

3.

 The caption of Section 2.2 suggests that the initial stockholders have rights in the escrow securities. Please revise to indicate that the purchasers of the securities being registered for resale under this registration statement have rights in the escrow securities.

  We amended the Agreement.

4.

Revise Section 2.2.1 so that it conforms to the disclosure in the “Plan of Distribution” on page I-18, that is, “Securities held in escrow or trust account are to remain as issued and deposited and shall be held for the sole benefit of the purchasers, who shall have voting rights, if any, with respect to securities held in their names, as provided by applicable state law.” As drafted, the provision in Section 2.2.1 may suggest or imply that the selling security holders shall have voting rights, if any.

  We amended the Agreement.

5.

The provision in Section 2.2.2 that “The Initial Stockholders shall not pledge or grant a security interest in the Escrow Securities or grant a security interest in their rights under this Agreement without the prior consent of the Company” is inconsistent with the requirements of Rule 419 that the escrow account is for the sole benefit of the purchasers of the securities being registered for resale under this registration statement. Please delete the provision.

  We amended the Agreement.

6.

Disclosure in the “Plan of Distribution” on page I-18 that “Warrants, convertible securities or others (sic) derivatives securities relating to securities held in the escrow or trust account may be exercised or converted…, Provided however, that securities received upon exercise or conversion…are promptly deposited into the escrow or trust account.” We are unable to locate a provision to this effect in the securities escrow agreement. Please revise the securities escrow agreement to include a provision conforming to the disclosure in the “Plan of Distribution” on page I-18, or revise your prospectus disclosure as appropriate.

  We amended the Agreement.

Sincerely,

/s/Douglas P Zolla

President